

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2014

Via E-mail
J. Patrick Barley
President and Chief Executive Officer
JP Energy Partners LP
600 East Las Colinas Boulevard, Suite 2000
Irving, TX 75039

>   **Re: JP Energy Partners LP**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 9, 2014**
>   **File No. 333-195787**

Dear Mr. Barley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Financial Statements, page F-1

JP Energy Partners LP, page F-12

Note 10- Commitments and Contingencies, page F-29

Refined Products Terminals, page F-30

1.   We note in the third quarter of 2014 you discovered that certain elements of the product measurement and quality control at your refined products terminal located in North Little Rock, Arkansas were not in compliance with industry standards and certain regulations. As a result, the terminal under-delivered refined products to your customers and consequently you recognized excessive gains on refined products generated through the

terminal's normal terminal and storage process. Further, we note you have recorded a charge in the interim period representing the estimated value of the refined products to be returned to your customers.

Please explain how you concluded it was appropriate to recognize the charge in the current period rather than report it in your financial statements as a correction of an error in accordance with the guidance in FASB ASC 250-10-45. In addition, please tell us whether you believe this compliance issue was present at the time you acquired the terminal, and if so, explain how you considered the pre-acquisition period in your estimate of volumes to be returned. Finally, please clarify the circumstances which will require you to update the estimated accrual in subsequent periods.

Exhibit 23.4

2.   Please file a new consent that reflects the correct audit report date for the statements of revenues and direct operating expenses of the Crude Oil Supply and Logistics Business of Parnon Gathering Inc.

Draft Amendment No. 3 to Registration Statement on Form S-1

3.   We note your disclosures on pages 8, 12, 56, and 188 indicate that you will distribute approximately $92.1 million of accounts receivable that comprise your gross working capital to your existing partners. However, we note the related pro forma adjustment on page F-8 indicates an amount of $107.3 million. Please revise your disclosure to remove this inconsistency or disclose the underlying reasons for this difference.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director